PETER J. WALL GREGORY J. SMITH GEORGE W. MUELLER JAMES E. BOSIK STEVEN F. MUELLER ROBERT T. COSGROVE GRETCHEN L. AULTMAN DONALD D. FARLOW	BURNS, WALL, SMITH AND MUELLER, P.C. Suite 800 303 East Seventeenth Avenue Denver, Colorado 80203-1299 Telephone (303) 830-7000 Telecopier (303) 830-6708	Of Counsel THOMAS M. BURNS ANTHONY VAN WESTRUM Special Counsel JOHN D. AMEN ROBERT B. NEECE JACK M. MERRITTS JAMES C. FATTOR

January 9, 2006

Via Telefacsimile to (202) 772-9368

H. Roger Schwall, Assistant Director
            and
Tracie Towner
United States Securities and
            Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

            Re:       Unioil
            Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
                        Filed June 10, 2005
                        Commission File Number 0-10089

Dear Mr. Schwall and Ms. Towner:

            This is further to your letter to Unioil, dated December 22, 2005, in which you offer comments upon the referenced Report.

            Your letter asked that the Company amend the Report and respond to your comments within 10 business days, or advise you when a response will be provided.  As we explained in our letter to you, dated December 30, 2005, we interpreted the phrase "within 10 business days" to mean that the Company's response to your comment letter would be due on or before today's date, January 9, 2006.

            In keeping with that interpretation, we placed several telephone calls to the staff today between 3:30 p.m. and 4:00 p.m., Washington, D.C., time.  In particular, we placed calls to Tracie Towner at (202) 551-3744 and to Jenifer Gallagher at (202) 551-3706, as

H. Roger Schwall, Assistant Director
            and
Tracie Towner
January 9, 2006

your letter instructed Unioil to do.  In response to each of our several calls, however, we received a recorded message stating that "all circuits are busy," and that we should call again later.  It is our intention, therefore, to repeat those calls during the day tomorrow, January 10, 2006.

            We regret that we were unable to reach you today, and trust that we shall have better results tomorrow.

            Should you have questions in the meantime, we ask that you contact the undersigned or Jack M. Merritts of this firm at the telephone or telefacsimile numbers set forth in the heading to this letter.

                                                                                                            Yours sincerely,

                                                                                                            /s/ Robert Neece

                                                                                                            Robert Neece

cc:        Unioil
            Charles E. Ayers, Jr., President